SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

449172 105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172 105

1.	NAME OF REPORTING PERSONS Beatrice B. Taplin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 680,523
6.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 0
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 680,523
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,523
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.62%
12.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

Item 1(a).	Name of Issuer: Hyster-Yale Materials Handling, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4017

Item 2(a).	Name of Person Filing: Beatrice B. Taplin

Item 2(b).	Address of Principal Business Office or, if none, Residence: 11 Cherry Hills Drive
Englewood, Colorado 80110

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number: 449172 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or (13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see #240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with #240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with #240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned: 680,523

(b)	Percent of Class: 5.62%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote 680,523

	(ii)	shared power to vote or to direct the vote 0

	(iii)	sole power to dispose or to direct the disposition of 680,523

	(iv)	shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date

/s/ Beatrice B. Taplin
Signature

Beatrice B. Taplin
Name/Title